Contact

www.linkedin.com/in/trish-johnson
(LinkedIn)

Top Skills

Training
Strategic Planning
Product Development

Trish Johnson

Founder & President, Apex Resource Center Partners
Ponte Vedra Beach, Florida, United States

Summary

Results driven professional, passionate about guiding young, talented drivers up every crucial step of the motorsport ladder. Believes with the right guidance, support structure and funding, today's ambitious racers become tomorrows champions. Whether navigating junior categories, preparing for the next level or making the leap to a professional series, Trish is committed to crafting individualized development pathways that turn potential into podiums.

Experience

Apex Resource Center Partners
Founder / President
September 2025 - Present (5 months)

Apex Resource Center
Founder and Managing Director
October 2011 - October 2025 (14 years 1 month)
Jacksonville, Florida

Oversee the curriculum development, marketing, sales, client relations, and manufacturing project management of the Apex Virtual Vehicle (AVV) Training systems to high schools and non-profit organizations. Provide Train-the-trainer programs with ongoing software and curricula development for AVV clients. Consultation, assessment and customized driver safety programs for a wide range of organizations.

Top Driver
12 years

Vice President Operations and Training
2002 - 2011 (9 years)
Jacksonville, Florida

Promoted to lead 350 trainers, and 20 managers across ten states and 150 education centers. Managed daily operations including P&L, hiring, training,

scheduling, performance evaluations, coaching and mentoring, curricula development, quality assurance and logistics. Coordinated projects for strategic initiatives including next generation classrooms and training, website redesign, and online parent resource. Active board member and served as liaison for the Professional Employer Organization.

Director Of Training

1999 - 2002 (3 years)

Indianapolis, Indiana

Responsible for the development, project management, and delivery of products and services in order to enhance the client experience and differentiate the brand. Ensure these new programs comply with state requirements and submit for approval when required. Collaborated with senior management, marketing, customer service, and operations for successful roll-out and execution.

Education

Indiana University-Purdue University at Indianapolis

Driver Education

Marian University

BS, Education